UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Life Time Fitness, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

53217R207 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 53217R207

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Norwest Equity Partners V, LP Tax Identification No. 41-1799874
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 8,337,827 (1)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 8,337,827 (1)
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,337,827 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON PA

(1)	The 8,337,827 shares of Issuer’s common stock (“Common Stock”) are comprised of 4,835,998 shares of Common Stock, 697,666 shares of Series B Convertible Preferred Stock (“Series B”) convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D Convertible Preferred Stock (“Series D”) convertible into 312,500 shares of Common Stock. The Series B and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering.

13G

CUSIP No. 53217R207

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Itasca Partners V, L.L.P Tax Identification No. 41-1799877
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 8,337,827 (1)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 8,337,827 (1)
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,337,827 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON PA

(1)	The 8,337,827 shares of Issuer’s common stock (“Common Stock”) are comprised of 4,835,998 shares of Common Stock, 697,666 shares of Series B Convertible Preferred Stock (“Series B”) convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D Convertible Preferred Stock (“Series D”) convertible into 312,500 shares of Common Stock. The Series B and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering.

13G

CUSIP No. 53217R207

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John E. Lindahl
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 10,845,085 (2)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 10,845,085 (2)
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,845,085 (2)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.1%
12)	TYPE OF REPORTING PERSON IN

(2)	The 10,845,085 shares of Issuer’s common stock (“Common Stock”) are comprised of 4,866,471 shares of Common Stock, 1,497,666 shares of Series B Convertible Preferred Stock (“Series B”) convertible into 4,103,614 shares of Common Stock, 1,000,000 shares of Series C Convertible Preferred Stock (“Series C”) convertible into 1,250,000 shares of Common Stock, and 500,000 shares of Series D Convertible Preferred Stock (“Series D”) convertible into 625,500 shares of Common Stock. The Series B, Series C and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering.

13G

CUSIP No. 53217R207

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON George J. Still, Jr.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 8,337,827 (1)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 8,337,827 (1)
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,337,827 (1)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.8%
12)	TYPE OF REPORTING PERSON IN

(1)	The 8,337,827 shares of Issuer’s common stock (“Common Stock”) are comprised of 4,835,998 shares of Common Stock, 697,666 shares of Series B Convertible Preferred Stock (“Series B”) convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D Convertible Preferred Stock (“Series D”) convertible into 312,500 shares of Common Stock. The Series B and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering.

13G

CUSIP No. 53217R207

1)	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John P. Whaley
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 10,845,085 (2)
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 10,845,085 (2)
(8) SHARED DISPOSITIVE POWER 0

9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,845,085 (2)
10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 31.1%
12)	TYPE OF REPORTING PERSON IN

(2)	The 10,845,085 shares of Issuer’s common stock (“Common Stock”) are comprised of 4,866,471 shares of Common Stock, 1,497,666 shares of Series B Convertible Preferred Stock (“Series B”) convertible into 4,103,614 shares of Common Stock, 1,000,000 shares of Series C Convertible Preferred Stock (“Series C”) convertible into 1,250,000 shares of Common Stock, and 500,000 shares of Series D Convertible Preferred Stock (“Series D”) convertible into 625,500 shares of Common Stock. The Series B, Series C and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Item 1	(a)	Name of Issuer: Life Time Fitness, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 6442 City West Parkway Suite 400 Eden Prairie, MN 55344

Item 2	(a)	Name of Person Filing: 1. Norwest Equity Partners V, LP 2. Itasca Partners V, L.L.P. 3. John E. Lindahl 4. George J. Still, Jr. 5. John P. Whaley

Item 2	(b)

Address of Principal Business Office or, if None, Residence:

1.      Norwest Equity Partners V, LP

3600 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

2.      Itasca Partners V, L.L.P.

3600 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

3.      John E. Lindahl

3600 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

4.      George J. Still, Jr.

c/o Norwest Venture Partners

245 Lytton Avenue

Palo Alto, CA 94301

5.      John P. Whaley

3600 IDS Center

80 South Eighth Street

Minneapolis, MN 55402

This statement is filed by Norwest Equity Partners V, LP on behalf of all of the persons listed above pursuant to Rule 13d-1(d) and Rule 13d-1(k). Norwest Equity Partners V, LP is a Minnesota limited partnership, whose general partner is Itasca Partners V, L.L.P. John E. Lindahl and George J. Still, Jr. are the managing partners and John P. Whaley is the managing administrative partner of Itasca Partners V, L.L.P.

Item 2	(c)

Citizenship:

1.      Norwest Equity Partners V, LP: Minnesota

2.      Itasca Partners V, L.L.P.: Minnesota

3.      John E. Lindahl: United States of America

4.      George J. Still: United States of America

5.      John P. Whaley: United States of America

Item 2	(d)	Title of Class of Securities: Common Stock

Item 2	(e)	CUSIP Number: 53217R207

Item 3	Not Applicable

Item 4	Ownership:

(1) Norwest Equity Partners V, LP (“NEP V”): At June 29, 2004, NEP V beneficially owned 8,337,827 shares of Issuer’s common stock (“Common Stock”) consisting of 4,835,998 shares of Common Stock, 697,666 shares of Series B Convertible Preferred Stock (“Series B”) convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D Convertible Preferred Stock (“Series D”) convertible into 312,500 shares of Common Stock. The Series B and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering. This amount represents 25.8% of the total shares of Common Stock outstanding at that date.

(2) Itasca Partners V, L.L.P. (“Itasca V”): At June 29, 2004, Itasca V may be deemed to have beneficially owned, by virtue of its affiliation with NEP V, 8,337,827 shares of Common Stock consisting of 4,835,998 shares of Common Stock, 697,666 shares of Series B convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D convertible into 312,500 shares of Common Stock. The Series B and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering. This amount represents 25.8% of the total shares of Issuer’s Common Stock outstanding at that date.

(3) John E. Lindahl: At June 29, 2004, John E. Lindahl may be deemed to have beneficially owned 10,845,085 shares of Common Stock consisting of the following: (1) 8,337,827 shares of Common Stock by virtue of his status as the managing partner of Itasca V, the general partner of NEP V, consisting of 4,835,998 shares of common stock, 697,666 shares of Series B convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D convertible into 312,500 shares of Common Stock, all of which shares are held of record by NEP V; (2) 944,758 shares of Common Stock by virtue of his status as the managing partner of Itasca LBO Partners VI, LLP (“Itasca VI”), the general partner of Norwest Equity Partners VI, LP, a limited partnership (“NEP VI”), consisting of 30,473 shares of Common Stock and 800,000 shares of Series B convertible into 914,285 shares of Common Stock, all of which shares are held of record by NEP VI; and (3) 1,562,500 shares of Common Stock by virtue of his status as the managing partner of Itasca LBO Partners VII, LLP (“Itasca VII”), the general partner of Norwest Equity Partners VII, LP, a limited partnership (“NEP VII”), consisting of 1,000,000 shares of Series C Preferred Stock (“Series C”) convertible into 1,250,000 shares of Common Stock and 250,000 shares of Series D convertible into 312,500 shares of Common Stock, all of which shares are held of record by NEP VII. The Series B, Series C and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering. This amount represents 31.1% of the total shares of Common Stock outstanding at that date.

(4) George J. Still, Jr.: At June 29, 2004, George J. Still, Jr. may be deemed to have beneficially owned 8,337,827 shares of Common Stock by virtue of his status as a managing partner of Itasca V, the general partner of NEP V, the record owner of such shares, consisting of 4,835,998 shares of Common Stock, 697,666 shares of Series B convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D convertible into 312,500 shares of Common Stock. The Series B and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering. This amount represents 25.8% of the total shares of Issuer’s Common Stock outstanding at that date.

(5) John P. Whaley: At June 29, 2004, John P. Whaley may be deemed to have beneficially owned 10,845,085 shares of Common Stock, consisting of the following: (1) 8,337,827 shares of Common Stock by virtue of his status as the managing administrative partner of Itasca V, the general partner of NEP V, consisting of 4,835,998 shares of Common Stock, 697,666 shares of Series B convertible into 3,189,329 shares of Common Stock, and 250,000 shares of Series D convertible into 312,500 shares of Common Stock, all of which shares are held of record by NEP V; (2) 944,758 shares of Common Stock by virtue of his status as the managing administrative partner of Itasca VI, the general partner NEP VI, consisting of 30,473 shares of Common Stock and 800,000 shares of Series B convertible into 914,285 shares of Common Stock, all of which shares are held of record by NEP VI; and (3) 1,562,500 shares of Common Stock by virtue of his status as the managing administrative partner of Itasca VII, the general partner of NEP VII, consisting of 1,000,000 shares of Series C convertible into 1,250,000 shares of Common Stock and 250,000 shares of Series D convertible into 312,500 shares of Common Stock, all of which shares are held of record by NEP VII. The Series B, Series C and Series D conversions occurred on June 29, 2004, the date of Issuer’s initial public offering. This amount represents 31.1% of the total shares of Common Stock outstanding at that date.

Item 5

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be beneficial owners of more than five percent of the class of securities, check the following [    ].

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8	Identification and Classification of Members of the Group. Not Applicable

Item 9	Notice of Dissolution of Group: Not Applicable

Item 10	Certification: Not Applicable

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: July 8, 2004

NORWEST EQUITY PARTNERS V, LP

By ITASCA PARTNERS V, L.L.P., as general partner

By:	/s/ John P. Whaley
John P. Whaley, Managing Administrative Partner

AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is attached shall be filed by Norwest Equity Partners V, LP on its own behalf and on behalf of (a) Itasca Partners V, L.L.P., a Minnesota limited liability partnership, whose general partners are the following individuals: (a) John E. Lindahl, (b) George J. Still, Jr. and (c) John P. Whaley.

Dated: July 8, 2004

NORWEST EQUITY PARTNERS V, LP

By	ITASCA PARTNERS V., L.L.P.

/s/ John P. Whaley
John P. Whaley, As Managing Administrative Partner

ITASCA PARTNERS V, L.L.P.

/s/ John P. Whaley
John P. Whaley, As Managing Administrative Partner

/s/ John E. Lindahl
John E. Lindahl

/s/ George J. Still, Jr.
George J. Still, Jr.

/s/ John P. Whaley
John P. Whaley